May 31, 2006

VIA EDGAR

Larry Spirgel, Esq.
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Sprint Nextel Corporation

          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 7, 2006
          Form 10-K/A for Fiscal Year Ended December 31, 2005
          Filed March 31, 2006
          Form 10-Q for the Quarter Ended March 31, 2006
          File No. 1-04721


Dear Mr. Spirgel:

     Reference is made to your letter, dated May 24, 2006, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 10-K, Form 10-K/A and Form 10-Q. This letter repeats each of the comments in the Staff's letter followed by responses prepared by management of Sprint Nextel Corporation (the "Company" or "we") together with our legal and accounting representatives.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Future Contractual Obligations, page 67


1. We note your response to our prior comment 2. Purchase obligations as defined in Item 303(a)(5)(ii)(d) of Regulation S-K constitute "an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms." The tabular presentation is not limited to noncancellable commitments only. The instructions do not require the discussion already contained in the footnotes to be repeated herein but do require purchase commitments to be included in the tabular disclosure to

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Mr. Larry Spirgel, Esq.
May 31, 2006
Page 2


     provide your investors insight on your liquidity requirements. Please revise in future filings.

     ANSWER: We note your comment and will revise in future filings as requested.

Form 10-Q for the quarter ended March 31, 2006

2. Please provide condensed consolidating financial information as required under Rule 3-10(c) or (d) as applicable. In this regard, we refer to your Form 10-K/A.

     ANSWER: IWO Holdings, Inc. conducted a registered exchange offer (file no. 333-124578) for two issues of senior notes in 2005 under the Securities Act of 1933 (the "Securities Act"). Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") provides that each issuer which has filed a registration statement which has become effective pursuant to the Securities Act shall file such reports as may be required under the Exchange Act in respect of a security registered pursuant to Section 12. However, that section further provides that the duty to file such reports shall be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than 300 persons. Thus, although each issue of IWO Holdings senior notes was held of record at year end by substantially less than 300 persons, it was required to file the prescribed reports for 2005, but the duty was suspended for 2006. As a result, Rule 3-10 does not require continued filing of condensed consolidated financial information for IWO Holdings.



Part II - Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds Issuer Purchases of Equity Securities, page 55

3. Per your disclosure, you acquired equity securities totaling 4.7 million shares at average prices ranging between $23 and $24 per share. Tell us how you accounted for these transactions in the financial statements, specifically the consolidated statements of cash flows.

     ANSWER: Please note that the number of shares disclosed in Item 2 is not represented in thousands, but represents the actual number (4,778) of shares acquired. In addition, the majority of the share activity relates to non-cash items.


     The Company hereby acknowledges that:


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Mr. Larry Spirgel, Esq.
May 31, 2006
Page 3


     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (703) 433-4152 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

                                Very truly yours,


                                /s/ William G. Arendt

                                William G. Arendt
                                Senior Vice President - Controller
                                Principal Accounting Officer


cc:  Leonard J. Kennedy, Esq.
     Lisa A. Stater, Esq.